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Exhibit 12.1

Regal Entertainment Group
Ratio of Earnings to Fixed Charges
(in millions, except ratios)

	Year Ended 12/30/2004	Year Ended 12/29/2005	Year Ended 12/28/2006	Year Ended 12/27/2007	Year Ended 1/1/2009	Year Ended 12/31/2009
Pretax Income	$142.9	$152.3	$173.8	$601.5	$186.4	$157.2
Fixed Charges
Interest Expense, net of capitalized interest	93.6	114.4	129.8	130.6	127.7	143.9
Interest Capitalized	—	0.7	0.8	1.2	0.7	0.3
Amortization of Debt Costs	5.2	5.2	5.6	6.1	7.0	8.9
One-third of Rent Expense	95.7	103.5	107.7	112.0	121.1	126.3
Total Fixed Charges	194.5	223.8	243.9	249.9	256.5	279.4
Earnings	337.4	376.1	417.7	851.4	442.9	436.6
Ratio of Earnings to Fixed Charges	1.7x	1.7x	1.7x	3.4x	1.7x	1.6x
Rent Expense	$287.0	$310.5	$323.2	$335.9	$363.3	$378.8

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  Exhibit 12.1
Regal Entertainment Group Ratio of Earnings to Fixed Charges (in millions, except ratios)